UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4) *

ARI Network Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

001930205

(CUSIP Number)

Thomas J. Morgan, Esq.
Lewis and Roca, LLP
40 North Central Avenue
Phoenix, Arizona 85004
(602) 262-5712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 or 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Douglas M. Singer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 564,100
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 564,100
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,100
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.68%1
14.	Type of Reporting Person (See Instructions) IN

1 Based on 12,055,921 shares of Common Stock outstanding at April 22, 2013 (as reported in Amendment Number 1 to the Company’s Registration Statement filed with the Securities Exchange Commission on April 30, 2013).

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Item 1.	Security and Issuer

(a)	Common Stock, $0.001 par value
(b)	ARI Network Services, Inc. 10850 West Park Place Suite 1200 Milwaukee, Wisconsin 53224

Item 2.	Identity and Background

(a)	Name: Douglas M. Singer
(b)	Business Address: 9833 East Dreyfus Avenue
Scottsdale, Arizona 85260
(c)	Occupation: Private Investor
(d)	Criminal Convictions in Last Five Years: None
(e)	Civil Proceedings Regarding Securities Violation in Last Five Years: None
(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration

 Personal funds.

Item 4.	Purpose of Transaction

Not applicable.  Due to issuer issuing additional common stock, reporting person’s percentage of ownership has dropped to below 5%.  This Schedule 13D/A (Amendment No. 4) is filed as notice that reporting person no longer has obligations to file additional amendments to this Schedule 13D/A.  In the event reporting person’s ownership increases to trigger reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, a new Schedule 13D will be filed in accordance with the governing rules and regulations.

Item 5.	Interest in Securities of the Issuer

(a)	Douglas M. Singer directly holds 564,100 shares or 4.68% of the total outstanding common shares of ARI Network Services, Inc.

	(b)	(i)	Sole power to vote or to direct the vote:	564,100
		(ii)	Shared power to vote or direct the vote:	0
		(iii)	Sole power to dispose or to direct the disposition of the shares:	564,100
		(iv)	Shared power to dispose or to direct the disposition of the shares:	0

	(c)	(i)	Douglas M. Singer

Page 4 or 4

(ii)-(iv)

Date	Amount	Price

5/28/2012	100	$ 2.90

(v)	Purchase was made in open market transaction through the OTCBB.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2013
Date	/s/ Douglas M. Singer
Douglas M. Singer